UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    July 29, 2011

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months ended June 30, 2011 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp

President: Koichi Miyata

(Note) Amounts less than one million yen have been omitted.

1.	Consolidated Financial Results (for the three months ended June 30, 2011)
(1)	Operating Results

(Millions of yen, except per share data and percentages)

		Ordinary Income	Ordinary Profit	Net Income
	Three Months ended June 30, 2011	¥ 1,042,672 19.7%	¥ 301,207 10.2%	¥ 206,621 (2.4)%
	Three Months ended June 30, 2010	871,144 13.9	273,204 137.1	211,807 191.1
Notes:	1.	Comprehensive Income:
		(a) for the three months ended June 30, 2011: ¥141,331 million [(1.7)%] (b) for the three months ended June 30, 2010: ¥143,749 million [—%]
	2.	Percentages shown in Ordinary Income, Ordinary Profit, Net Income and Comprehensive Income are the increase (decrease) from the previous fiscal year.
		Net Income Per Share	Net Income Per Share (Diluted)
	Three Months ended June 30, 2011	¥ 148.47	¥ 148.39
	Three Months ended June 30, 2010	151.62	151.61
(2) Financial Position
			(Millions of yen, except percentages)
		Total Assets	Net Assets	Net Assets Ratio
	June 30, 2011	¥ 133,163,200	¥ 6,994,611	3.7%
	March 31, 2011	137,803,098	7,132,073	3.7

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2011: ¥4,969,861 million (b) as of March 31, 2011: ¥5,094,493 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

2. Dividends on Common Stock per Share

(Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2011	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal Year ending March 31, 2012	–
Fiscal Year ending March 31, 2012 (Forecast)		50	–	50	100

Notes:	1.	Dividend forecast remains unchanged.
	2.	Dividends on unlisted preferred stock are reported on page 2.

3. Earnings Forecast (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income Per Share
Six Months ending September 30, 2011	¥2,000,000	1.0%	¥400,000	(26.0)%	¥170,000	(59.3)%	¥121.93
Fiscal Year ending March 31, 2012	4,000,000	4.0	840,000	1.8	400,000	(15.9)	286.63

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

4. Other Information

(1)	There were no changes in material consolidated subsidiaries in the three months ended June 30, 2011.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	There were changes in accounting policies, when preparing quarterly consolidated financial statements due to revisions in accounting standards.

Sumitomo Mitsui Financial Group, Inc.

(4)	Number of Shares Issued (common stock)

	As of June 30, 2011	As of March 31, 2011
(a) Number of shares issued (including treasury shares)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury shares	17,262,979 shares	32,581,914 shares

	Three Months ended June 30, 2011	Three Months ended June 30, 2010
(c) Average number of shares issued in the period	1,391,685,923 shares	1,396,981,367 shares

[Note on Quarterly Review Process]

This quarterly earnings report is out of the scope of the external auditors’ review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly earnings report.

[Dividends Information]

Dividends on Preferred Stock per Share

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Preferred stock (Type 6)	Fiscal Year ended March 31, 2011	¥ —	¥ 44,250	¥ —	¥ 44,250	¥ 88,500

<Reference> Calculation for Index

- Forecasted Net Income per Share:

Forecasted net income
Forecasted average number of common stock during the period (excluding treasury stock)

*

SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna Financial Corporation its wholly-owned subsidiary through a share exchange on May 1, 2011. Accordingly, SMFG’s common stock held by SMFG Card & Credit, Inc. decreased and the net income per share forecast was calculated using the following forecasted average numbers of SMFG common shares:

- Six months ending September 30, 2011:    1,394,239,284 shares

- Fiscal year ending March 31, 2012:           1,395,515,965 shares

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* (Appendix) Financial Results for the three months ended June 30, 2011 Supplementary Information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group (“SMFG”) reports the financial results for the three months ended June 30, 2011.

1. Operating Results

In the 1st quarter of fiscal year 2011 (FY2011), non-consolidated gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) decreased by ¥5.6 billion year-on-year mainly due to a decrease in gains on bonds, despite an increase in net interest income as a result of an increase in overseas loans and bills discounted. Meanwhile, consolidated gross profit increased by ¥23.6 billion year-on-year to ¥641.9 billion, partly due to a consolidation of Cedyna Financial Corporation (“Cedyna”).

SMBC’s expenses on a non-consolidated basis increased by ¥7.6 billion year-on-year, due to an enhancement of our strategic business areas and an increase of amortization from past investments in branches and systems, despite continuous efforts on cost control. In addition, as a result of consolidation of companies such as Cedyna, consolidated general and administrative expenses increased by ¥39.6 billion year-on-year to ¥353.8 billion.

Total credit cost on a consolidated basis decreased by ¥45.8 billion year-on-year for a net reversal of ¥14.1 billion. The main reason was the ¥42.2 billion decrease at SMBC, as a result of measures tailored to borrowers to improve their business and financial situations.

Finally, on a consolidated basis, ordinary profit increased by ¥2.8 billion year-on-year to ¥301.2 billion, while net income decreased by ¥5.2 billion year-on-year to ¥206.6 billion due to an increase in tax expenses.

<Consolidated>	(Billions of yen)
1	1	1	1	1

	Three months ended June 30, 2011	Change from the three months ended June 30, 2010		Fiscal year ended March 31, 2011 (reference)
Gross profit	¥ 641.9	¥ 23.6		¥ 2,504.7
General and administrative expenses	(353.8)	(39.6)		(1,355.3)
Total credit cost	14.1	45.8		(217.3)
Gains (losses) on stocks	(3.5)	(3.7)		(91.9)
Ordinary profit	301.2	28.0		825.4
Net income (loss)	206.6	(5.2)		475.9

<SMBC, Non-consolidated>
Gross banking profit	¥ 389.5	¥ (5.6)		¥ 1,531.8
Net gains (losses) on bonds	58.2	(17.0)		147.1
Expenses (excluding non-recurring losses)	(182.8)	(7.6)		(699.2)
Banking profit (*)	206.7	(13.2)		832.6
Total credit cost	31.4	42.2		(94.3)
Gains (losses) on stocks	(31.7)	(34.0)		(87.3)
Ordinary profit	194.1	(3.9)		595.7
Net income (loss)	167.4	(8.4)		421.2

(*) Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial Position

On a consolidated basis, SMFG’s total assets as of June 30, 2011 were ¥133,163.2 billion, a decrease of ¥4,639.9 billion compared with March 31, 2011 due to a decrease in securities such as bonds.

Stockholders’ equity decreased by ¥37.3 billion compared with March 31, 2011 to ¥4,884.1 billion, due mainly to an acquisition and a cancellation of Preferred stock (Type 6), while recorded net income. As a result, net assets decreased by ¥137.5 billion to ¥6,994.6 billion.

On a consolidated basis, deposits decreased by ¥55.4 billion to ¥81,444.9 billion compared with March 31, 2011. Loans and bills discounted increased by ¥1,489.5 billion to ¥62,837.9 billion mainly due to an increase in balance of loans and bills discounted at SMBC in both domestic and overseas markets.

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased by ¥3.8 billion to ¥1,686.5 billion compared with March 31, 2011. The problem assets ratio remained at a low level of 2.37%, a decrease of 0.06% compared with March 31, 2011.

3. Earnings Forecasts

Consolidated net income in the first quarter of FY2011 translates to approximately 122% of the first half forecast and 52% of the full year forecast announced in May 2011. This was mainly due to SMBC’s good performance, including the decrease in total credit cost. SMFG, however, does not revise the first-half and full-year earnings forecasts for FY2011 because of the necessity to assess future business environment.

4. Other

Change in accounting policy, Change in estimate on accounting and Representation

(1) Accounting Standard for Earnings Per Share

SMFG has adopted the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 2, revised on June 30, 2010), “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4, revised on June 30, 2010) and “Practical Solution on Accounting for Earnings Per Share” (ASBJ PITF No. 9 revised on June 30, 2010) starting from the fiscal year beginning on April 1, 2011. This change has no impact on the calculation of diluted net income per share.

(2) Additional Information

SMFG has adopted “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, issued on December 14, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, issued on December 14, 2009) for changes in accounting policies and corrections of figures on and after April 1, 2011.

SMFG recorded “Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” as part of “Extraordinary gains” until the fiscal year ended March 31, 2011. However, SMFG re-categorized them as items of “Other income” after April 1, 2011, based on “Practical Guidelines for Accounting Standard for Financial Instruments” (JICPA Audit System Committee Report No. 14, revised March 29, 2011). However, the figures for the three months ended June 30, 2010, are stated in the previous method.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

		(Millions of yen)
	March 31, 2011	June 30, 2011
Assets:
Cash and due from banks	¥9,233,906	¥6,749,710
Call loans and bills bought	851,636	955,763
Receivables under resale agreements	131,104	210,302
Receivables under securities borrowing transactions	4,740,410	3,605,189
Monetary claims bought	1,122,307	1,091,619
Trading assets	6,632,898	7,685,990
Money held in trust	24,011	24,756
Securities	39,952,123	36,064,053
Loans and bills discounted	61,348,355	62,837,902
Foreign exchanges	1,077,024	1,180,303
Lease receivables and investment assets	1,734,169	1,731,040
Other assets	4,604,732	4,673,318
Tangible fixed assets	1,168,908	1,170,026
Intangible fixed assets	674,216	674,270
Deferred tax assets	644,736	615,045
Customers’ liabilities for acceptances and guarantees	4,921,500	4,909,631
Reserve for possible loan losses	(1,058,945)	(1,015,725)

Total assets	¥137,803,098	¥133,163,200

Liabilities:
Deposits	¥81,998,940	¥81,444,900
Negotiable certificates of deposit	8,366,323	8,598,313
Call money and bills sold	2,629,407	2,126,136
Payables under repurchase agreements	726,365	1,208,848
Payables under securities lending transactions	5,713,233	4,316,048
Commercial paper	337,120	367,872
Trading liabilities	5,248,302	5,426,653
Borrowed money	10,769,668	8,837,135
Foreign exchanges	256,160	264,819
Short-term bonds	1,183,198	1,115,684
Bonds	3,866,095	3,793,253
Due to trust account	216,171	224,025
Other liabilities	4,188,259	3,331,340
Reserve for employee bonuses	45,176	14,225
Reserve for executive bonuses	2,496	—
Reserve for employee retirement benefits	44,604	44,530
Reserve for executive retirement benefits	2,728	1,971
Reserve for point service program	18,927	19,394
Reserve for reimbursement of deposits	9,923	8,945
Reserve for losses on interest repayment	59,812	51,678
Reserves under the special laws	392	398
Deferred tax liabilities	20,517	17,129
Deferred tax liabilities for land revaluation	45,698	45,650
Acceptances and guarantees	4,921,500	4,909,631

Total liabilities	130,671,024	126,168,588

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,851	759,827
Retained earnings	1,776,433	1,910,956
Treasury stock	(171,760)	(124,568)

Total Stockholders’ equity	4,921,419	4,884,110

Net unrealized gains on other securities	272,306	183,173
Net deferred losses on hedges	(9,701)	(22,277)
Land revaluation excess	33,357	33,297
Foreign currency translation adjustments	(122,889)	(108,442)

Total accumulated other comprehensive income	173,073	85,750

Stock acquisition rights	262	316
Minority interests	2,037,318	2,024,434

Total net assets	7,132,073	6,994,611

Total liabilities and net assets	¥137,803,098	¥133,163,200

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(Consolidated Statements of Income)

		(Millions of yen)
Three months ended June 30,	2010	2011
Ordinary income	¥ 871,144	¥ 1,042,672
Interest income	394,964	398,799
Interest on loans and discounts	297,347	289,711
Interest and dividends on securities	58,294	66,824
Trust fees	572	340
Fees and commissions	200,490	230,057
Trading income	96,782	61,354
Other operating income	170,653	307,247
Other income	7,680	44,872
Ordinary expenses	597,939	741,464
Interest expenses	85,661	75,636
Interest on deposits	29,687	26,382
Fees and commissions payments	34,027	35,566
Trading losses	438	—
Other operating expenses	125,104	244,717
General and administrative expenses	314,239	353,820
Other expenses	38,467	31,723

Ordinary profit	273,204	301,207

Extraordinary gains	12,558	75
Extraordinary losses	5,473	1,340

Income before income taxes and minority interests	280,290	299,942

Income taxes	38,889	61,228
current	13,898	20,997
deferred	24,990	40,231
Income before minority interests	241,400	238,714

Minority interests in net income	29,593	32,092

Net income	¥ 211,807	¥ 206,621

Sumitomo Mitsui Financial Group, Inc.

(Consolidated Statements of Comprehensive Income)

		(Millions of yen)
Three months ended June 30,	2011	2010

Income before minority interests	¥ 241,400	¥ 238,714
Other comprehensive income
Net unrealized losses on other securities	(116,388)	(79,556)
Net deferred gains on hedges	31,379	(12,809)
Foreign currency translation adjustments	(8,508)	3,515
Share of other comprehensive income of associates accounted for by equity method	(4,133)	(8,531)
Total other comprehensive income	(97,650)	(97,382)

Total comprehensive income	143,749	141,331

Comprehensive income attributable to shareholders of the parent	132,167	119,359
Comprehensive income attributable to minority interests	11,582	21,971

Sumitomo Mitsui Financial Group, Inc.

(3) Note on the Assumption as a Going Concern

Not applicable.

(4) Material Changes in Stockholders’ Equity

Three months ended June 30, 2011	(Millions of yen)

	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance amount as of March 31, 2011	2,337,895	978,851	1,776,433	(171,760)	4,921,419
Change in the period
Cash dividends			(72,171)		(72,171)
Net income			206,621		206,621
Purchase of treasury stock *1				(210,017)	(210,017)
Disposal of treasury stock *2		(9,021)		47,206	38,185
Cancel of treasury stock *3		(210,003)		210,003	—
Increase due to increase in subsidiaries			4		4
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(2)		(2)
Reversal of land revaluation excess			70		70
Net changes in the period	—	(219,024)	134,522	47,192	(37,309)
Balance amount as of June 30, 2011	2,337,895	759,827	1,910,956	(124,568)	4,884,110

*1	: SMFG purchased fractional shares and acquired all shares of its First Series Type 6 Preferred Stock on April 1, 2011.
Accordingly, “Treasury stock” increased by 210,017 million yen.
*2	: “Capital surplus” and “Treasury stock” decreased by 9,021 million yen and 47,206 million yen, respectively.
The reasons were as follows:
• Sale of fractional shares
• Exercising of stock options

• SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna its wholly-owned subsidiary on May 1, 2011. Cedyna’s shareholders were allocated SMFG shares held by SMFG Card & Credit for their Cedyna shares.

• Sale of SMFG’s shares by certain consolidated subsidiaries
*3	: SMFG cancelled all shares of its First Series Type 6 Preferred Stock on April 1, 2011. Accordingly, “Capital surplus” and “Treasury stock” decreased by 210,003 million yen.

Financial Results

for the Three Months

ended June 30, 2011

- Supplementary Information -

<Table of Contents>

1.	Operating Results	<Consolidated>	<Non-consolidated>	…	1

2.	Interest Spread (Domestic)		<Non-consolidated>	…	3

3.	Problem Assets Based on the Financial Reconstruction Law	<Consolidated>	<Non-consolidated>	…	3

4.	Net Unrealized Gains (Losses) on Securities	<Consolidated>	<Non-consolidated>	…	4

5.	Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)		<Non-consolidated>	…	5

6.	Deposits and Loans		<Non-consolidated>	…	5

7.	Return on Equity	<Consolidated>		…	5

8.	Exposure of Securitized Products	<Consolidated>		…	6

(Notes)
1. <Consolidated> : SMFG’s consolidated figures
2. <Non-consolidated> : SMBC’s non-consolidated figures
3. Capital ratio as of June 30, 2011 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc.

1. Operating Results

<Consolidated>	(Millions of yen)

		Three months ended June 30, 2011 (A)	Change (A) - (B)	Three months ended June 30, 2010 (B)	Year ended March 31, 2011 <Reference>
Consolidated gross profit	1	641,879	23,648	618,231	2,504,730
Net interest income	2	323,162	13,860	309,302	1,317,651
Trust fees	3	340	(232)	572	2,335
Net fees and commissions	4	194,491	28,028	166,463	766,230
Net trading income	5	61,354	(34,990)	96,344	237,093
Net other operating income	6	62,529	16,981	45,548	181,419
General and administrative expenses	7	(353,820)	(39,581)	(314,239)	(1,355,322)
Credit costs	8	(22,020)	10,520	(32,540)	(220,162)
Write-off of loans	9	(20,299)	(6,786)	(13,513)	(156,571)
Provision for specific reserve for possible loan losses	10	—	3,198	(3,198)	(63,574)
Provision for general reserve for possible loan losses	11	—	12,932	(12,932)	14,919
Other credit costs	12	(1,721)	1,175	(2,896)	(14,935)
Gains on reversal of reserve for possible loan losses	13	35,569	35,569	—	—
Recoveries of written-off claims	14	506	506	—	—
Gains (losses) on stocks	15	(3,455)	(3,664)	209	(91,949)
Equity in earnings (losses) of affiliates	16	3,026	1,466	1,560	(13,319)
Other income (expenses)	17	(476)	(461)	(15)	1,452
Ordinary profit	18	301,207	28,003	273,204	825,428
Extraordinary gains (losses)	19	(1,264)	(8,349)	7,085	1,884
Losses on impairment of fixed assets	20	(916)	263	(1,179)	(5,411)
Recoveries of written-off claims	21	—	(764)	764	2,813
Income before income taxes and minority interests	22	299,942	19,652	280,290	827,313
Income taxes-current	23	(20,997)	(7,099)	(13,898)	(97,446)
Income taxes-deferred	24	(40,231)	(15,241)	(24,990)	(143,325)
Income before minority interests	25	238,714	(2,686)	241,400	586,542
Minority interests in income	26	(32,092)	(2,499)	(29,593)	(110,646)
Net income	27	206,621	(5,186)	211,807	475,895
(Notes)
1.	Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2.

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.

“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains” are included in “Ordinary profit” from the fiscal year beginning on or after April 1, 2011.

Total credit cost (8+13+14+21)	28	14,054	45,830	(31,776)	(217,348)

<Reference>					(Billions of yen )
Consolidated net business profit	29	274.8	(6.8)	281.6	1,002.0
(Note)

Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))

+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items) + (Affiliates’ ordinary profit) X (Ownership ratio)

- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and equity method affiliates)
					June 30, 2010
		June 30, 2011	Change	March 31, 2011	<Reference>
Consolidated subsidiaries	30	333	6	327	315
Equity method affiliates	31	48	1	47	50

Sumitomo Mitsui Financial Group, Inc.

<SMBC Non-consolidated>	(Millions of yen)

		Three months ended June 30, 2011 (A)	Change (A) - (B)	Three months ended June 30, 2010 (B)	Year ended March 31, 2011 <Reference>
Gross banking profit	1	389,520	(5,549)	395,069	1,531,759
Excluding gains (losses) on bonds	2	331,286	11,375	319,911	1,384,638
Net interest income	3	238,130	11,951	226,179	967,825
Trust fees	4	331	(230)	561	2,299
Net fees and commissions	5	64,787	296	64,491	302,667
Net trading income	6	40,321	(27,678)	67,999	151,070
Net other operating income	7	45,948	10,110	35,838	107,897
Gains (losses) on bonds	8	58,233	(16,925)	75,158	147,120
Expenses (excluding non-recurring losses)	9	(182,854)	(7,682)	(175,172)	(699,197)
Personnel expenses	10	(70,040)	(4,408)	(65,632)	(249,842)
Non-personnel expenses	11	(103,977)	(3,891)	(100,086)	(411,471)
Taxes	12	(8,837)	616	(9,453)	(37,883)
Banking profit (before provision for general reserve for possible loan losses)	13	206,665	(13,232)	219,897	832,562
Excluding gains (losses) on bonds	14	148,431	3,692	144,739	685,441
Provision for general reserve for possible loan losses	15	—	3,197	(3,197)	12,335
Banking profit	16	206,665	(10,035)	216,700	844,897
Non-recurring gains (losses)	17	(12,611)	6,048	(18,659)	(249,193)
Credit costs	18	(7,999)	85	(8,084)	(107,660)
Gains on reversal of reserve for possible loan losses	19	39,331	39,331	—	—
Recoveries of written-off claims	20	41	41	—	—
Gains (losses) on stocks	21	(31,683)	(34,022)	2,339	(87,285)
Gains on sale of stocks and other securities	22	11,393	8,333	3,060	21,671
Losses on sale of stocks and other securities	23	(765)	(630)	(135)	(1,604)
Losses on devaluation of stocks and other securities	24	(42,311)	(41,726)	(585)	(107,353)
Other non-recurring gains (losses)	25	(12,302)	611	(12,913)	(54,247)
Ordinary profit	26	194,053	(3,988)	198,041	595,704
Extraordinary gains (losses)	27	(972)	1,457	(2,429)	(6,864)
Gains (losses) on disposal of fixed assets	28	(64)	380	(444)	(2,336)
Losses on impairment of fixed assets	29	(908)	234	(1,142)	(4,288)
Recoveries of written-off claims	30	—	(451)	451	1,055
Income before income taxes and minority interests	31	193,081	(2,530)	195,611	588,839
Income taxes-current	32	(3,224)	(727)	(2,497)	(42,386)
Income taxes-deferred	33	(22,492)	(5,138)	(17,354)	(125,273)
Net income	34	167,364	(8,395)	175,759	421,180

Total credit cost (15+18+19+20+30)	35	31,374	42,203	(10,829)	(94,269)
Provision for general reserve for possible loan losses	36	48,724	51,921	(3,197)	12,335
Write-off of loans	37	(6,813)	(2,507)	(4,306)	(70,775)
Provision for specific reserve for possible loan losses	38	(9,398)	(7,687)	(1,711)	(27,104)
Losses on sales of delinquent loans	39	(1,186)	701	(1,887)	(9,693)
Provision for loan loss reserve for specific overseas countries	40	6	185	(179)	(87)
Recoveries of written-off claims	41	41	(410)	451	1,055

(Notes)

1.	Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2.	“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains” are included in “Non-recurring gains (losses)” from the fiscal year beginning on or after April 1, 2011.

Sumitomo Mitsui Financial Group, Inc.

2. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Three months ended June 30, 2011 (A)	Change (A) - (B)	Three months ended June 30, 2010 (B)	Year ended March 31, 2011 <Reference>
Interest earned on loans and bills discounted (A)	1.59	(0.12)	1.71	1.65
Interest paid on deposits, etc. (B)	0.06	(0.05)	0.11	0.09
Interest spread (A) - (B)	1.53	(0.07)	1.60	1.56

3. Problem Assets Based on the Financial Reconstruction Law

<Consolidated>	(Billions of yen	)

				March 31, 2011	June 30, 2010 <Reference>
		June 30, 2011	Change from March 31, 2011
Bankrupt and quasi-bankrupt assets	1	268.9	(12.7)	281.6	386.9
Doubtful assets	2	900.4	24.6	875.8	867.1
Substandard loans	3	517.2	(15.7)	532.9	375.2
Total problem assets (A)	4	1,686.5	(3.8)	1,690.3	1,629.2

Normal assets	5	69,544.4	1,675.6	67,868.8	69,290.0
Total (B)	6	71,230.9	1,671.8	69,559.1	70,919.2

Problem asset ratio (A/B)	7	2.37%	(0.06)%	2.43%	2.30%

Amount of direct reduction		820.4	(47.5)	867.9	871.7

<SMBC Non-consolidated>	(Billions of yen	)

				March 31, 2011	June 30, 2010 <Reference>
		June 30, 2011	Change from March 31, 2011
Bankrupt and quasi-bankrupt assets	8	131.2	(7.3)	138.5	201.2
Doubtful assets	9	707.4	22.6	684.8	669.1
Substandard loans	10	282.1	(20.9)	303.0	222.1
Total problem assets (A)	11	1,120.7	(5.6)	1,126.3	1,092.4

Normal assets	12	62,709.3	1,683.5	61,025.8	62,036.8
Total (B)	13	63,830.0	1,677.9	62,152.1	63,129.2

Problem asset ratio (A/B)	14	1.76%	(0.05)%	1.81%	1.73%

Amount of direct reduction		448.9	(47.3)	496.2	486.7

(Note)

    Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group, Inc.

4. Net Unrealized Gains (Losses) on Securities

<Consolidated>	(Billions of yen)

		June 30, 2011					March 31, 2011

		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2011	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	4,503.4	66.9	7.1	67.2	(0.3)	4,189.3	59.8	61.3	(1.5)
Other securities	2	31,847.1	284.0	(86.9)	631.0	(347.0)	35,972.4	370.9	720.9	(350.0)
Stocks	3	2,363.1	195.1	(116.9)	444.7	(249.6)	2,486.3	312.0	487.8	(175.8)
Bonds	4	24,622.6	89.2	12.5	102.6	(13.4)	25,560.0	76.7	108.6	(31.9)
Others	5	4,861.4	(0.3)	17.5	83.7	(84.0)	7,926.1	(17.8)	124.5	(142.3)
Other money held in trust	6	23.4	0.1	0.0	0.1	—	22.6	0.1	0.1	—
Total	7	36,373.9	351.0	(79.8)	698.3	(347.3)	40,184.3	430.8	782.3	(351.5)
Stocks	8	2,363.1	195.1	(116.9)	444.7	(249.6)	2,486.3	312.0	487.8	(175.8)
Bonds	9	29,112.1	156.1	19.5	169.8	(13.7)	29,734.8	136.6	170.0	(33.4)
Others	10	4,898.7	(0.2)	17.6	83.8	(84.0)	7,963.2	(17.8)	124.5	(142.3)

(Notes)
1.	The figures above include negotiable certificates of deposit bought in “Cash and due from banks” and beneficiary claims on loan trusts in “Monetary claims bought” in addition to “Securities.”
2.	Net unrealized gains (losses) on stocks are mainly calculated with the average market prices during the final month of the corresponding period. The rest of the securities are valued at the market prices as of the balance sheet date.
3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of June 30, 2011 and March 31, 2011, are 0.7 billion yen of losses and 1.2 billion yen of gains, respectively.
4.	Floating-rate Japanese government bonds which SMFG held as “Other securities – AFS securities” are carried at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

<SMBC Non-consolidated>	(Billions of yen)

		June 30, 2011					March 31, 2011

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar.2011	Gains	Losses			Gains	Losses
Held-to-maturity securities	11	4,390.5	65.6	6.7	65.9	(0.3)	4,071.7	58.9	60.4	(1.5)
Stocks of subsidiaries and affiliates	12	2,219.0	(22.9)	5.1	0.4	(23.3)	2,228.4	(28.0)	0.5	(28.5)
Other securities	13	29,887.1	250.1	(55.5)	573.9	(323.8)	33,980.7	305.6	662.0	(356.4)
Stocks	14	2,216.6	191.1	(84.4)	426.7	(235.6)	2,338.5	275.5	468.6	(193.1)
Bonds	15	23,374.3	82.3	10.4	93.4	(11.1)	24,303.2	71.9	99.9	(28.0)
Others	16	4,296.2	(23.3)	18.5	53.8	(77.1)	7,339.0	(41.8)	93.5	(135.3)
Other money held in trust	17	8.7	0.1	0.0	0.1	—	8.9	0.1	0.1	—
Total	18	36,505.3	292.9	(43.7)	640.3	(347.4)	40,289.7	336.6	723.0	(386.4)
Stocks	19	3,361.8	182.2	(79.1)	427.1	(244.9)	3,494.3	261.3	469.1	(207.8)
Bonds	20	27,764.8	147.9	17.1	159.3	(11.4)	28,374.9	130.8	160.3	(29.5)
Others	21	5,378.7	(37.2)	18.3	53.9	(91.1)	8,420.5	(55.5)	93.6	(149.1)

(Notes)
1.	The figures above include valuation difference on negotiable certificates of deposit bought in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
2.	Net unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market prices during the final month of the corresponding period. The rest of the securities are valued at the market prices as of the balance sheet date.
3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of June 30, 2011 and March 31, 2011, are 0.7 billion yen of losses and 1.2 billion yen of gains, respectively.
4.	Floating-rate Japanese government bonds which SMFG held as “Other securities – AFS securities” are carried at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group, Inc.

5. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>						(Billions of yen)
	June 30, 2011				March 31, 2011

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	60.8	43.1	17.7	(37.3)	57.6	30.9	26.7	(17.6)
Currency swaps	409.4	16.0	393.4	4.0	352.3	13.9	338.4	6.0
Others	5.2	0.6	4.6	140.2	2.1	1.6	0.5	126.7
Total	475.4	59.7	415.7	106.9	412.0	46.4	365.6	115.1

(Notes)
1.	Derivative transactions are valuated at fair value in the balance sheet.
2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
3.	Net deferred gain (loss) shows the amounts before applying tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity
	(Billions of yen	)

	June 30, 2011				March 31, 2011

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	4,257.1	14,641.8	5,106.9	24,005.8	4,960.9	14,496.3	4,676.4	24,133.6
Receivable floating rate /payable fixed rate	529.3	5,714.7	5,568.6	11,812.6	613.2	5,360.0	6,047.3	12,020.5
Receivable floating rate /payable floating rate	0.5	29.5	—	30.0	0.5	29.4	—	29.9
Total contract amount	4,786.9	20,386.0	10,675.5	35,848.4	5,574.6	19,885.7	10,723.7	36,184.0

6. Deposits and Loans

<SMBC Non-consolidated>				(Billions of yen	)

	June 30, 2011	Change from Mar. 31, 2011	March 31, 2011	June 30, 2010 <Reference>
Domestic deposits	71,176.2	(1,872.8)	73,049.0	68,025.3
Individual	37,594.1	940.4	36,653.7	36,271.3
(Note)	Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.
Loans and bills discounted	56,795.6	1,558.0	55,237.6	56,255.4
Domestic offices (excluding offshore banking account)	49,016.3	1,165.2	47,851.1	49,463.5
Overseas offices and offshore banking accounts	7,779.3	392.8	7,386.5	6,791.9
7. Return on Equity
<Consolidated>

	Three months ended June 30, 2011	Change	Three months ended June 30, 2010	Year ended March 31, 2011 <Reference>
ROE (denominator: Total stockholders’ equity)	16.9%	(1.1)%	18.0%	9.9%

(Note)	ROE =	(Net income) X (number of days in a year) / (number of days in the relevant period)	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

Sumitomo Mitsui Financial Group, Inc.

8. Exposure of Securitized Products <Consolidated> (1) Securitized Products	- Managerial accounting basis

(Billions of yen)

	June 30, 2011						March 31, 2011
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2011		Change from Mar. 2011		Change from Mar. 2011
Cards	2.4	(0.2)	2.4	(0.2)	(0.0)	0.1	2.6	2.6	(0.1)
CLO	1.1	(0.4)	1.1	(0.4)	1.4	0.2	1.5	1.5	1.2
CMBS	19.3	6.6	7.2	7.2	0.0	(0.1)	12.7	—	0.1
RMBS, etc.	0.1	(0.0)	0.1	0.0	0.2	(0.1)	0.1	0.1	0.3
Total	22.9	6.0	10.8	6.6	1.6	0.1	16.9	4.2	1.5

(Notes)	1. RMBS, etc. include approx. 0.1 billion yen of sub-prime related products.
2. There is no amount of ABCP.
3. Excludes GSE, Japan Housing Finance Agency securities and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables.
4. No loss was recorded on securitized products in the 1st quarter of FY2011.

(2) Transactions with Monoline Insurance Companies

     (a) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies

<Consolidated>	(Billions of yen)

	June 30, 2011			March 31, 2011		June 30, 2011		March 31, 2011
	Net exposure		Reserve for possible loan losses	Net exposure	Reserve for possible loan losses	Amount of reference assets		Amount of reference assets
		Change from Mar. 2011					Change from Mar. 2011
Exposure to CDS transactions with monoline insurance companies	3.6	0.7	1.3	2.9	0.8	311.7	(9.6)	321.3

(Notes)	1. Reference assets are rated investment grade or equivalent, and do not include subprime-related assets.
2. SMFG recorded loss on such transactions of approx. 0.5 billion yen in the 1st quarter FY2011.

     (b) Loans and investments guaranteed by monoline insurance companies etc.

<Consolidated>			(Billions of yen)
	June 30, 2011			March 31, 2011
	Exposure		Reserve for possible loan losses	Exposure	Reserve for possible loan losses
Change from Mar. 2011
Loans and investments guaranteed or insured by monoline insurance companies	9.4	0.0	0.0	9.4	0.0

(Note) Underlying assets are those of project finance, etc., which are rated investment grade or equivalent, and include no subprime-related assets.

Sumitomo Mitsui Financial Group, Inc.

(3) Leveraged Loans

<Consolidated>	(Billions of yen)

		June 30, 2011				March 31, 2011

	Loans	Change from Mar. 2011	Undrawn commitments	Change from Mar. 2011	Reserve for possible loan losses	Loans	Undrawn commitments	Reserve for possible loan losses
Europe	165.9	(31.0)	19.8	(3.6)	5.4	196.9	23.4	7.5
Japan	121.4	(62.1)	47.2	31.7	3.5	183.5	15.5	12.7
United States	74.5	(2.7)	53.0	(13.1)	8.0	77.2	66.1	11.0
Asia (excluding Japan)	55.9	(9.5)	8.2	0.5	—	65.4	7.7	1.0
Total	417.7	(105.3)	128.2	15.5	16.9	523.0	112.7	32.2

(Notes)	1.	Above figures include the amount to be sold of approx. 5.0 billion yen.
		In the 1st quarter of FY2011, we sold leveraged loans of approx. 6.0 billion yen, and loss on the sale amounted to approx. 1.0 billion yen.
	2.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products” shown on page 6.
	3.	Reserves do not include general reserve for possible loan losses against normal borrowers.

(4) Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

(Billions of yen)

	June 30, 2011				March 31, 2011

	Notional amount	Change from Mar. 2011	Overseas	Change from Mar. 2011	Notional amount	Overseas
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	442.3	(30.9)	189.1	(5.6)	473.2	194.7

(Reference)	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 45.0 billion yen.

(5) Others

We have no securities issued by Structured Investment Vehicles.